NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 06-01

January 16, 2006

Cumberland Receives $1.5 Million Option Payment

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is pleased to report that it has received an annual option payment of $1.5 million, an increase from the $500,000 option payment received in 2005, from Comaplex Minerals Corp. with respect to the Meliadine West Joint Venture Agreement.  Cumberland holds a 22% (carried to production) interest in the Meliadine West gold project located 25 kilometres north of the Hamlet of Rankin Inlet, Nunavut Territory.  Comaplex is Operator of the Meliadine West project.

Meliadine West Joint Venture

Comaplex has the right to perfect a 78% interest in the Meliadine West project by financing, via non-recourse loans repayable from production proceeds, all exploration and development costs to the commencement of commercial production and the cost of any production expansion thereafter.  Cumberland has received annual option payments since 1996 and beginning in January 2006, the payment from Comaplex increased from $500,000 to $1.5 million each year until commercial production is achieved or the agreement is terminated.  Beginning in January 2007, the annual option payment of $1.5 million will be adjusted upward pursuant to an annual CPI Index formula.  Comaplex has the right to purchase an additional 2% of the project for $2.0 million until 60 days after achievement of production.  Upon commencement of production, Cumberland will receive 6% of net revenue until payback of non-recourse loans.

Comaplex announced a new 43-101 compliant resource estimate for the Tiriganiaq deposit in March 2005.  Comaplex estimated 853,000 ounces of indicated resources and 171,000 ounces of inferred resources in the Main Tiriganiaq deposit.  A deeper resource, at some 400 metres below surface in the West zone, is estimated to contain an inferred resource of 311,000 ounces.  The resource estimates do not include other deposits in the project.  In October 2005, Comaplex announced that it had completed 15,851 metres of drilling at Meliadine West during 2005.  The Operator has not yet submitted plans for the project for 2006.

Cumberland Advances Meadowbank Gold Project

The Meadowbank project is host to Canada’s largest pure gold open pit reserves with gold reserves estimated at 2.9 million ounces1.  Cumberland is advancing the Meadowbank project towards open pit production of 330,000 ounces of gold per year over an 8.1 year mine life with an estimated total cash cost of US$201 per ounce based on a feasibility study due diligence2 completed in December 2005.  Peak production is achieved in Year 1 with 451,000 ounces produced at an estimated cash cost of US$155 per ounce.  Final permitting is underway and operations from three, shallow open pits are planned to commence in mid-2008 provided the permitting process is completed in early 2006.

Meadowbank Gold Project

Impact of Varying Gold Price and Exchange Rate on Economics2 (Pre-tax, US$)

Gold Price (US$)	Exchange Rate (US$ per Cdn$1.00)	IRR (%)	NPV @ 0% (US$millions)	NPV @ 5% (US$millions)	Fuel Price
*$400	$0.75	17.6	$242.7	$128.3	Base Case
$450	$0.80	18.1	$272.7	$145.7	Current
$500	$0.85	21.3	$349.0	$196.8	Current
$550	$0.90	24.1	$425.3	$248.0	Current
$600	$0.95	26.5	$501.6	$299.1	Current

* On an after-tax basis, IRR is estimated at 12.8%, NPV @ 0% is estimated at US$155.2 million and payback is estimated at 3.8 years.

Meadowbank Gold Project Open Pit Mineral Reserve (Proven & Probable)1

Open Pit	Category	Ore (t)	Grade (g/t)	Ounces
Portage	Proven	3,020,000	4.8	470,000
	Probable	7,990,000	4.4	1,120,000
	Proven & Probable	11,010,000	4.5	1,590,000
Vault	Proven	-	-	-
	Probable	8,010,000	3.4	870,000
	Proven & Probable	8,010,000	3.4	870,000
Goose	Proven	-	-	-
	Probable	2,310,000	5.7	420,000
	Proven & Probable	2,310,000	5.7	420,000
Total	Proven	3,020,000	4.8	470,000
	Probable	18,300,000	4.1	2,420,000
	Proven & Probable	21,320,000	4.2	2,890,000

Note:  95% mining recovery and contact dilution applied.

Cumberland is a well financed mineral exploration and development company.  The Company has completed a feasibility study on the Meadowbank gold project (100% interest) in Nunavut and is advancing the project towards production.  The Company also holds a 22% carried to production interest in the Meliadine West gold project and a 50% interest in the Meliadine East gold project, both located in Nunavut. The shares of Cumberland are traded on the Toronto Stock Exchange and the American Stock Exchange under the symbol CLG.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., P.Geo.”
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

1Meadowbank Gold Reserves (Fourth Quarter 2005) - The open pit mineral reserves have been prepared in accordance with NI 43-101. Dr. Mike Armitage , Managing Director of SRK Consulting (UK) Limited is the independent Qualified Person responsible for preparation of stated reserves.

2Meadowbank Feasibility Study Due Diligence (December 2005) – As a requirement of bank financing, bank-appointed independent engineers SRK Consulting (UK) (“SRK”) completed a due diligence audit of the Meadowbank feasibility study completed in early 2005 by AMEC Americas Ltd. (“AMEC”). The results from the feasibility study by AMEC are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”).  Both the SRK and AMEC assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

Forward Looking Statements and Risks - This News Release contains “forward-looking statements”, including, but not limited to, statements regarding our expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates. Forward-looking statements express, as at the date of this report, our plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in our AIF filed with the Securities Commissions of the Provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia and the Toronto Stock Exchange and in our 20F filed with the United States Securities and Exchange Commission (the “SEC”).

Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release such as “mineral resources” and “inferred resources” that the SEC guidelines strictly prohibit us from including in our Form 20-F available from us at Suite 950 – 505 Burrard Street, Vancouver, B.C.  V7X 1M4. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources – This news release uses the term “indicated” resources. We advise US Investors that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources – This news release uses the term “inferred” resources. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves - The estimates of mineral reserves described in this News Release have been prepared in accordance with Canadian National Instrument 43-101.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7.  Accordingly, the Company’s disclosure of mineral reserves in this News Release may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.